

September 5, 2024

Ismael Roig
Chief Financial Officer
Archer-Daniels-Midland Co
77 West Wacker Drive
Suite 4600
Chicago, IL 60601

> **Re: Archer-Daniels-Midland Co**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Response dated June 12, 2024**
> **File No. 001-00044**

Dear Ismael Roig:

We have reviewed your June 12, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 22, 2024 letter.

Form 10-K for Fiscal Year Ended December 31, 2023
Notes to the Consolidated Financial Statements
Note 17. Segment and Geographical Information, page 106

1.   We note you disclose an amount of "Gross Revenues" for each of your reportable segments, in addition to "Revenues from external customers" and "Intersegment Revenues". Please tell us why you disclose "Gross Revenues" for each of your reportable segments and your basis for disclosure under ASC 280.

2. ASC 280-10-50-30(b) requires the total of the reportable segments' measures of profit or loss be reconciled to the public entity's consolidated income before income taxes and discontinued operations. In this regard, we note your reconciliations do not total the reportable segments' amounts as the starting point, but present an amount of "Total segment operating profit" that includes the reportable segments, "Other" and certain reconciling items. Please revise your reconciliations accordingly. Further, "Total segment operating profit" does not appear to be required by US GAAP, and accordingly, appears to be a non-GAAP measure that should be removed. If you intend to continue disclosing this measure outside the financial statements, such as on page 40, tell us how you have complied with Item 10(e) of Regulation S-K and Regulation G, as applicable. Please similarly revise other required reconciliations, such as reportable segments' revenues and assets, to start with the total of the reportable segments' amounts. See ASC 280-10-50-30(a), (c), and (d).

3. Please note, we are evaluating your response to our prior comment number 4 and we may have further comments.

Please contact Mindy Hooker at 202-551-3732 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing